Gulf South Pipeline Company, LP

9 Greenway Plaza, Suite 2800

Houston, Texas 77046

November 26, 2012

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	Registration Statement on Form S-4
Filed October 15, 2012
File No. 333-184428

Dear Ms. Ransom:

This letter supplements the Registration Statement on Form S-4 of Gulf South Pipeline Company, LP (the “Partnership”) with respect to an offer to exchange (the “Exchange Offer”) the Partnership’s 4.000% Senior Notes due 2022 (the “Outstanding Notes”), which were originally issued on June 12, 2012 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Partnership hereby confirms and represents as follows:

1. The Partnership is registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Partnership has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Partnership’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Partnership will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the

Securities and Exchange Commission

November 26, 2012

Securities Act, in connection with a secondary resale transaction. The Partnership acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Partnership will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Partnership nor any of its respective affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Partnership will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (866) 913-2122 or Ramey Layne of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

GULF SOUTH PIPELINE COMPANY, LP

By:	GS Pipeline Company, LLC, its general partner

By:	/s/ Jamie L. Buskill
Name:	Jamie L. Buskill
Title:	Senior Vice President, Chief Financial Officer and Administrative Officer

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